UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------
                                    FORM 11-K
                                    ---------

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004

                       METALS USA, INC. UNION 401 (K) PLAN
                            (Full title of the Plan)


                                METALS USA, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)

                         COMMISSION FILE NUMBER 1-13123


                           Delaware                       76-0533626
                (State or other jurisdiction           (I.R.S. Employer
              of incorporation or organization)     Identification Number)

                       One Riverway, Suite 1100
                           Houston, Texas                    77056
             (Address of Principal Executive Offices)     (Zip Code)



       Registrant's telephone number, including area code:  (713) 965-0990


     Metals  USA,  Inc.
     Union  401(k)  Plan
     Financial  Statements  for  the  Years  Ended
     December  31,  2004  and  2003 and Supplemental Schedule for the Year Ended
     December  31,  2004  and  Report  of  Independent  Registered  Public
     Accounting  Firm

METALS  USA,  INC.
UNION  401(k)  PLAN
TABLE  OF  CONTENTS
-------------------
                                                                            Page

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM                  1
FINANCIAL  STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2004 and 2003  2

  Statements  of  Changes  in  Net  Assets  Available  for  Benefits for the
           Years ended  December  31,  2004  and  2003                         2

  Notes  to  Financial  Statements                                             3

SUPPLEMENTAL  SCHEDULE*  -

  Schedule  H,  Line  4i - Schedule of Assets (Held at End of Year),
           December 31,  2004                                                  7

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

To  the  Trustees  and  Participants  of
     Metals  USA,  Inc.  Union  401(k)  Plan
Houston,  Texas

We have audited the accompanying statements of net assets available for benefits of Metals USA, Inc. Union 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
                                       1
DELOITTE  &  TOUCHE  LLP

Houston,  Texas

June  28,  2005




METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2004 AND 2003

                                                                                 2004        2003
                                                                               --------  --------
ASSETS:
 Investments, at fair value . . . . . . . . . . . . . . . . . . . . . . . .  $704,386  $1,083,722
 Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       317           -

 Receivables:
 Employer contributions . . . . . . . . . . . . . . . . . . . . . . . . . .     1,207           -
 Employee contributions . . . . . . . . . . . . . . . . . . . . . . . . . .     3,076      12,101
 Other receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       140           -
 Participant loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    17,194      40,930
                                                                             --------  ----------
 Total Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21,617      53,031
                                                                             --------  ----------

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . . . . . . . . . . .  $726,320  $1,136,753
                                                                             ========  ==========

   The accompanying notes are an integral part of these financial statements.




METALS USA, INC.
UNION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                               2004        2003
                                                                             --------  ----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income:
 Net appreciation in pooled separate accounts and mutual funds             $   68,223  $  115,631
 Interest. . . . . . . . . . . . . . . . . . . . . . . . . . .                  2,440      21,712
 Company securities. . . . . . . . . . . . . . . . . . . . . .                 12,544       4,732
                                                                          ----------- -----------

 Total investment income . . . . . . . . . . . . . . . . . . .                 83,207     142,075
                                                                          ----------- -----------

 Contributions:
 Employer. . . . . . . . . . . . . . . . . . . . . . . . . . .                 28,840      32,972
 Employee. . . . . . . . . . . . . . . . . . . . . . . . . . .                 78,793      94,828
                                                                          ----------- -----------

 Total contributions . . . . . . . . . . . . . . . . . . . . .                107,633     127,800
                                                                          ----------- -----------

 Total additions . . . . . . . . . . . . . . . . . . . . . . .                190,840     269,875
                                                                          ----------- -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefit payments. . . . . . . . . . . . . . . . . . . . . . .                  8,932     389,920
 Administrative expense. . . . . . . . . . . . . . . . . . . .                    270       1,041
 Participant loans receivable terminated due to withdrawal
 of participants . . . . . . . . . . . . . . . . . . . . . . .                      -      50,845
 Transfer to affiliated plan . . . . . . . . . . . . . . . . .                592,071      24,998
                                                                          ----------- -----------

 Total deductions. . . . . . . . . . . . . . . . . . . . . . .                601,273     466,804
                                                                          ----------- -----------

NET DECREASE . . . . . . . . . . . . . . . . . . . . . . . . .              (410,433)   (196,929)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
 OF YEAR . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,136,753   1,333,682
                                                                          ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR . . . . . . . .           $  726,320   $1,136,753
                                                                         ===========  ===========
                                       2

   The accompanying notes are an integral part of these financial statements.

METALS  USA,  INC.
UNION  401(k)  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2004  AND  2003
------------------------------------------------------
1.   DESCRIPTION  OF  PLAN

     The following description of the Metals USA, Inc. Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan established effective October 1, 1998, and was amended and restated in its entirety effective as of January 1, 2000. Union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service, if covered by a collective bargaining agreement which provides for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - During 2003, participants could contribute an amount equal to not less than 1% or more than 15% of their compensation for the contribution period. During 2003, the Plan was amended to permit participant contributions of up to 25% of their compensation, effective January 1, 2004. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2004, the Plan offered a number mutual funds and a stable value fund as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company may make matching contributions to participant's accounts as determined by the terms of collective bargaining agreements. The Company may also make discretionary non-elective or profit sharing contributions. Matching company contributions, if any, are recorded monthly. Discretionary non-elective and profit-sharing contributions, if any, are recorded when received. For the years ended December 31, 2004 and 2003, no discretionary contributions were made.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of Plan earnings, and an allocation of any Company discretionary qualified non-elective and profit sharing contributions. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately 100% vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. Unless otherwise designated by a collective bargaining agreement, a participant becomes 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service and 100% vested after four years of service. However, if a participant dies, becomes disabled, or attains early or normal retirement age as defined by the Plan, prior to attaining the normal retirement age, the participant's account becomes 100% vested, if still employed by the Plan sponsor as of such date.

     Benefits Payment - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, partial payments, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefits claims are recorded as distributions when they have been approved for payment and paid by the Plan.

                                       3


     Participant Loans Receivable - A participant may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate comparable with market rates for similar loans, as defined (5.0% to 9.50% for the years ended December 31, 2004 and 2003).

     Administrative Expenses - The expenses of administration of the Plan, including the expenses of the administrator and fees of the trustee, shall be paid from the Plan, unless the Plan sponsor elects to make payment.

     Forfeitures - Forfeitures result from non-vested company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan document, forfeitures generated are added to the forfeiture reserve balance, which can be utilized to reduce Company contributions. Forfeiture reserve balances at December 31, 2004 and 2003 were $4,918 and $2,031, respectively. No forfeitures were utilized in 2004 or 2003.

2.   SUMMARY  OF  ACCOUNTING  POLICIES

     Method of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

     Investment Valuation - Investments in the stable value fund and pooled separate accounts are stated at fair value, as determined by the unit value reported by the Plan's trustee. The investment in the CIGNA Guaranteed Income Fund is non-fully benefit responsive and stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Participant loans receivable are valued at the outstanding loan balance, which approximates fair value. The mutual funds and warrants for the Company's common stock are valued at quoted market prices.

     The Plan assets at December 31, 2004 and 2003 include warrants which are traded on the NASDAQ national market quotation system under the sticker symbol "MUSAW." Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock.

     As a result of this exchange, the Plan received 4,300 warrants that were allocated to plan participants who may direct the usage of the warrants. The participants may sell the warrants and use the cash received to invest in any of the other plan asset options or take the cash as a distribution. At December 31, 2004 and 2003, the Plan held 3,941 and 4,043 warrants, respectively.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned.

     Risk and Uncertainties - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets are separately identified below.

<btb>
                                                                                  December 31,
                                                                             --------------------
                                                                                2004       2003
                                                                             --------  ----------
 GMCM Stable Value                                                         $  180,490    $      -
 MFS Strategic Value Fund/A                                                   124,839           -
 Growth Fund of America/R3                                                    123,435           -
 Templeton Foreign Fund/A                                                      78,216           -
 MFS Research Bond Fund/A                                                      70,596           -
 CIGNA Guaranteed Income Fund                                                       -     606,187
 CIGNA Fidelity Advisor Equity Growth Fund                                          -      71,865
 CIGNA Lifetime40 Fund                                                              -      68,486

                                       4

During the years ended December 31, 2004 and 2003, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:




                                                                                   December 31,
                                                                             --------------------
                                                                                2004       2003
                                                                             --------  ----------


 General Account - CIGNA Charter Guaranteed Income Fund                      $    836    $ 20,661
 Participant Loans Receivable . . . . . . . . . . . . .                         1,604       1,051
                                                                             --------  ----------
      Total interest income . . . . . . . . . . . . . .                         2,440      21,712
                                                                             --------  ----------

Mutual funds:
 American Century Small Cap . . . . . . . . . . . . . .                         4,310           -
 Fidelity Advisor Small Cap/A . . . . . . . . . . . . .                         2,468           -
 GMCM Stable Value. . . . . . . . . . . . . . . . . . .                         7,854           -
 Growth Fund of America/R3. . . . . . . . . . . . . . .                         7,093           -
 JP Morgan Mid Cap Value/A. . . . . . . . . . . . . . .                         2,335           -
 MFS Research Bond Fund/A . . . . . . . . . . . . . . .                             3           -
 MFS Strategic Value Fund/A . . . . . . . . . . . . . .                        13,333           -
 State Street S&P 500 Index . . . . . . . . . . . . . .                         1,141           -
 T. Rowe Price Mid Cap Growth/R . . . . . . . . . . . .                         2,988           -
 Templeton Fund Foreign Fund/A. . . . . . . . . . . . .                         8,635           -
 Nationwide S&P 500/ Index/Svc Class. . . . . . . . . .                            68           -
                                                                             --------  ----------
                                                                               50,228           -

Pooled separate accounts:
 CIGNA Fidelity Advisor Equity Growth Fund. . . . . . .                         4,524      22,833
 CIGNA Global Value/Morgan Stanley. . . . . . . . . . .                           279       2,567
 CIGNA Growth & Income Fund/Multi-Manager . . . . . . .                           715       7,851
 CIGNA Janus Fund . . . . . . . . . . . . . . . . . . .                         1,627      14,874
 CIGNA Large Cap Value Fund/Levin & Co... . . . . . . .                           337       6,623
 CIGNA Lifetime20 Fund. . . . . . . . . . . . . . . . .                           194       2,986
 CIGNA Lifetime30 Fund. . . . . . . . . . . . . . . . .                           834       6,080
 CIGNA Lifetime40 Fund. . . . . . . . . . . . . . . . .                         1,849      12,734
 CIGNA Lifetime50 Fund. . . . . . . . . . . . . . . . .                           951       5,848
 CIGNA Mid-Cap Blend Fund/Cadence . . . . . . . . . . .                             -       1,200
 CIGNA Mid-Cap Growth Fund/Artisan. . . . . . . . . . .                         3,625       8,725
 CIGNA Mid-Cap Value Fund/Wellington. . . . . . . . . .                           424       3,427
 CIGNA S&P 500 Index Fund . . . . . . . . . . . . . . .                         1,220      15,936
 CIGNA Small Cap Value Fund/Sterling. . . . . . . . . .                           908       2,800
 CIGNA Small Cap Growth Fund/Times Square . . . . . . .                           294         876
 CIGNA AMER Cent Intl. Growth Account . . . . . . . . .                           214         271
                                                                             --------  ----------
                                                                               17,995     115,631
                                                                             --------  ----------
Total Mutual funds and pooled separate accounts . . . .                        68,223     115,631

Company securities:
 Warrants to Purchase Metals USA Common Stock . . . . .                        12,544       4,732
                                                                             --------  ----------
   Total company securities . . . . . . . . . . . . . .                        12,544       4,732
                                                                             --------  ----------

Total investment income . . . . . . . . . . . . . . . .                    $  83,207    $ 142,075
                                                                          ===========    ========






                                       5

4.   INVESTMENT  CONTRACTS  WITH  INSURANCE  COMPANIES

     The Plan participated in 2003 and through January 20, 2004, in a contract with Cigna Guaranteed Life ("CG Life") via an investment in the CIGNA
     Guaranteed Income Fund. CG Life commingled the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund, the Plan was credited with interest at the rate specified in the contract, which was 3.0% for the year ended December 31, 2003, net of asset charges. CG Life guaranteed the interest rates credited for the CIGNA Charter Income Fund for six months. As discussed in
     Note 2, the CIGNA Guaranteed Income Fund was included in the financial statements at fair value which principally, because of the periodic rate reset process, approximates contract value. On January 21, 2004 Nationwide Trust Company FSB ("Nationwide") became the Plan's trustee. Nationwide did not offer a Guaranteed Income Fund as one of its investment options.

5.   RELATED-PARTY  TRANSACTIONS

     Plan assets in 2003 and through January 20, 2004, included investments in funds managed by CG Life, a wholly owned subsidiary of CIGNA. CG Life was the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Nationwide became the Plan's trustee on January 21, 2004, and there have been no party-in-interest transactions between the Plan and Nationwide.

     Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds securities of Metals USA, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.   PLAN  TERMINATION

     Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.   TAX  STATUS

     The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of ERISA. The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter
     Plan"), a nonstandarized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated April 21, 2003, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been including in the Plan's financial statements.

8.   TRANSFERS

     During 2004 and 2003, certain employees and their participant balances were transferred to an affiliated plan from the Plan.

9.   SUBSEQUENT  EVENT

     On May 18, 2005, the Company announced that it had entered into a definitive merger agreement pursuant to which an affiliate of Apollo Management L.P. will acquire 100% of the common stock of Metals USA at $22.00 per share. The consummation of the merger is subject to approval by the stockholders and customary regulatory review, and is expected to close on or before September 30, 2005. Members of the Company's management will remain with the Company after closing, and will participate in the transaction as equity holders in the surviving corporation of the merger. There are no planned changes to the Plan resulting from the change in ownership of the Company. If the shareholder approval is obtained and the other conditions to the transactions are satisfied then, on or about the effective time of the merger, the Company expects to repurchase any warrants that are held by plan participants in their respective individual accounts, for a purchase price that would equal the difference between the merger consideration ($22.00 per share) and the warrant price of $18.50 per share, which effectively becomes $3.50 per warrant. The Company expects to pay all transaction costs associated with the repurchase.


                                     ******



                                       6


<btb>
METALS  USA,  INC.
UNION  401(k)  PLAN

SCHEDULE  H,  LINE  4i  -  SCHEDULE  OF  ASSETS  (HELD  AT  END  OF  YEAR),
DECEMBER  31,  2004
(a)                (b)                                       (c)                                  (d)                    (e)


       Identity of Issue, Borrower,          Description of Investment Including                  Cost              Current Value
        Lessor, or Similar Party          Maturity Date, Rate of Interest, Collateral,
                                                   Par or Maturity Value

*    Metals USA, Inc.                              Metals USA Warrants                          $ 5,791                   $17,656

     American Century Investment, Inc.             American Century Small Cap Value               N/A**                    30,194

     Fidelity Advisor                              Fidelity Advisor Small Cap/A                   N/A**                    16,440

     Gartmore Morley Trust Company                 GMCM  Stable Value                             N/A**                   180,490

     Capital Research & Management Company         Growth Fund of America/R3                      N/A**                   123,435

     J  P Morgan Investment Management Inc.        JP Morgan Mid Cap Value/A                      N/A**                    15,510


     Massachusetts Financial Services Company      MFS Research Bond Fund/A                       N/A**                    70,596

     Massachusetts Financial Services Company      MFS  Strategic  Value Fund/A                   N/A**                   124,839

     State Street Global Advisors                  State  Street  S&P  500  Index                 N/A**                    20,086

     T. Rowe Price                                 T. Rowe Price Mid Cap Growth/R                 N/A**                    26,924

     Templeton Global Advisors Ltd.                Templeton  Foreign  Fund/A                     N/A**                    78,216
                                                                                                                      -----------

                                                   Investments,  at  fair  value                                          704,386

*    Outstanding Participant Loans                 Interest Bearing Participant Notes Receivable  N/A**                    17,194
                                                                                                                      -----------

                                                                                                                     $    721,580
                                                                                                                     ============

*     Indicates  an  identified  person  known  to be a party-in-interest to the
Plan.
**     Cost  information  has been omitted for participant directed investments.


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                                   SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS  USA,  INC.
METALS  USA,  INC.  UNION  401(k)  PLAN



June  28,  2005          By:     /S/  TERRY  L.  FREEMAN
                                 -----------------------
                                 Terry  L.  Freeman
                                 Senior  Vice  President  and
                                 Chief  Financial  Officer













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                                INDEX TO EXHIBITS

Exhibit
Number  Description

4 Adoption Agreement and Restated Plan Agreement for the Metals USA, Inc. Union 401(k) Plan dated July 8, 2004 incorporated herein by reference to
     Exhibit 4 to the Plan's Report on Form 11-K (File No. 1-13123) filed with the Commission on July 9, 2004.

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